UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Rubber Research Elastomerics, Inc.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

781084 10 8

(CUSIP Number)

Evan M. & Sharon L. Smith
Prime Investments
1033 Kettle Creek Rd.
Eagan, MN 55123

(651) 688-0928

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Rubber Research Elastomerics,
4500 Main Street, N.E.,
Mpls, MN 55421
CEO-Fred Stark

(763) 572-1056

June 30, 2001

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE
NOT REQURIED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID
OMB CONTROL NUMBER.

SEC 1746 (11-02)

CUSIP No. 781084 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Evan M. & Sharon L. Smith

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,396,163 (See Item 5)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 3,396,163 (See Item 5)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,396,163 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 13.6%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Schedule 13D relates to the shares of Common Stock, par value $0.01 per share (the “Common Stock”), of Rubber Research Elastomerics, Inc., a Minnesota corporation (the “Company”).  The principal offices of the Company are located at 4500 Main Street, NE, Minneapolis, Minnesota 55421.

Item 2.	Identity and Background

(a) — (c) Evan Smith and Sharon Smith are jointly filing this Schedule 13D.  The business address for each of them is 1033 Kettle Creek Rd., Eagan, MN 55123.  The principal employment of Evan Smith is being the safety manager for the Dept. of Veterans Affairs Med. Ctr.  The principal employment of Sharon Smith is being a housewife.

(d) and (e) During the past five years, neither Evan or Sharon Smith have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor have any of them been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and is or was, as a result of such proceeding, subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f) Each of Evan & Sharon Smith is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration
Each of Evan and Sharon Smith used personal funds to purchase the 10% Convertible Notes in the Company for a total purchase price of $76,900.00.

Item 4.	Purpose of Transaction

Evan & Sharon Smith acquired the 10% Convertible Notes with investment intent and not the intent to exercise control of the Company.  The Company has issued similar convertible notes with a conversion price at $0.03 per share.

Although Evan & Sharon Smith do not have a formal arrangement with the Company, at the present time they intend to work together with the Company to implement policies that they believe are in the best interests of the Company and its shareholders.  Although they do not currently hold a position as a director or an executive officer of the Company and none of them is employed by the Company, Evan & Sharon Smith may use their combined majority ownership in the Company to formulate an ongoing business model for the Company.  Evan & Sharon Smith do not have any current plans to remove any existing directors, nominate any candidates for election or appointment to the board of directors, or obtain any executive officer position.  They are assessing the cash needs and potential profitability of the Company.  However, no specific plans have been finalized for any specific change in the business.

Each of Evan & Sharon Smith may purchase shares of Common Stock in the Company or loan additional money in exchange for new or additional convertible notes.  Each of them may dispose of any or all the shares of Common Stock then held by them, although they have no current intention to do so.  Evan & Sharon Smith may change their present intentions and determine to take any of these or other actions.

Except as described above, neither Evan & Sharon Smith have any plans or proposals which would relate to or result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) — (b) Because the Company has not filed any reports with the Securities and Exchange Commission since 1991, the percentages used in this Schedule 13D are calculated based upon 25,000,000 authorized shares of Common Stock, as reported in the Company’s Articles of Incorporation.  The Company and its Articles of Incorporation were certified to be in good standing by the Minnesota Secretary of State on March 31, 2003.  The purchases of the 10% Convertible Notes reported in this Schedule 13D were made in private transactions.

(c) On April 4, 2003, Evan & Sharon Smith sent their twelve individual 10% Convertible Notes and a written notice of surrender to the Company at its principal offices to convert $76,900 principal amount of their 10% Convertible Note into 3,396,163 shares of Common Stock.

Except for the transactions described in this Schedule 13D, neither Evan or Sharon Smith have effected any transactions relating to the Company’s Common Stock in the past 60 days.

(d) No other person is known by Evan & Sharon Smith to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the securities covered by this Schedule 13D.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as disclosed in this Schedule 13D, to the best of knowledge of Evan & Sharon Smith there are no contracts, arrangements, understandings or relationships, legal or otherwise, among Evan & Sharon Smith or between any of them and any other person relating to the Common Stock in the Company.

Item 7.	Material to Be Filed as Exhibits

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date August 28, 2004	/s/ Evan Smith
Evan Smith

/s/ Sharon Smith
Sharon Smith